EXHIBIT 99.1

Huazhu Group Limited Announces Preliminary Results for Hotel Operations in the Fourth Quarter and the Full Year of 2019

SHANGHAI, China, Jan. 14, 2020 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu” or “our”), a leading and fast-growing hotel group, today announced preliminary results for hotel operations in the fourth quarter and the full year ended December 31, 2019.

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q4 2019	in Q4 2019	in Q4 2019	December 31, 2019	in Q4 2019	December 31, 2019
Leased and owned hotels	11	(20)	(9)	688	(741)	87,465
Manachised and franchised hotels	619	(143)	476	4,930	33,203	449,411
Total	630	(163)	467	5,618	32,462	536,876

(1) Reasons for closures include property-related issues, operating loss and non-compliance issues. In Q4 2019, 56 hotels were temporarily closed for brand upgrade and business model change purposes.

	As of December 31, 2019
	Number of hotels in operation	Unopened hotels in pipeline
Economy hotels	3,485	826
Leased and owned hotels	415	2
Manachised and franchised hotels	3,070	824
Midscale and upscale hotels	2,133	1,436
Leased and owned hotels	273	41
Manachised and franchised hotels	1,860	1,395
Total	5,618	2,262

Operating Metrics

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2018	2019	2019	change
Average daily room rate (in RMB)
Leased and owned hotels	275	288	277	0.9%
Manachised and franchised hotels	218	235	223	2.1%
Blended	230	245	232	0.9%
Occupancy rate (as a percentage)
Leased and owned hotels	86.7%	90.0%	84.7%	-2.0	pp
Manachised and franchised hotels	84.8%	87.2%	81.6%	-3.1	pp
Blended	85.2%	87.7%	82.2%	-3.0	pp
RevPAR (in RMB)
Leased and owned hotels	238	259	235	-1.4%
Manachised and franchised hotels	185	205	182	-1.7%
Blended	196	215	191	-2.7	%(2)

(2) Excluding our soft brands (Hi Inn, Elan, Starway, Madison and Grand Madison), the blended RevPAR for 2019Q4 declined by 0.5% year-over-year.

	For the full year ended
	December 31,	December 31,	yoy
	2018	2019	change
Average daily room rate (in RMB)
Leased and owned hotels	267	276	3.6%
Manachised and franchised hotels	214	224	4.6%
Blended	226	234	3.6%
Occupancy rate (as a percentage)
Leased and owned hotels	89.0%	87.0%	-2.0%
Manachised and franchised hotels	86.9%	83.8%	-3.1%
Blended	87.3%	84.4%	-3.0%
RevPAR (in RMB)
Leased and owned hotels	237	240	1.2%
Manachised and franchised hotels	186	188	0.8%
Blended	197	198	0.1	%(3)

(3) Excluding our soft brands (Hi Inn, Elan, Starway, Madison and Grand Madison), the blended RevPAR for 2019 grew by 0.8%.

Business Update by Segment

Hotel and room portfolio by brand

	Number of hotels in operation		Number of rooms in operation
	Net added	As of	Net added	As of
	in Q4 2019	December 31, 2019	in Q4 2019	December 31, 2019
Economy hotels	281	3,485	12,473	290,615
HanTing Hotel	(9)	2,372	(3,299)	224,626
Hi Inn	15	465	871	28,153
Elan Hotel	275	648	14,901	37,836
Midscale and upscale hotels	186	2,133	19,989	246,261
HanTing Premium Hotel	34	214	3,363	19,748
Ibis Hotel	6	185	472	20,533
Ibis Styles Hotel	5	55	549	6,681
Starway Hotel	33	350	3,099	30,363
JI Hotel	72	831	8,289	104,521
Orange Select Hotel	15	248	1,510	28,821
Crystal Orange Hotel	8	85	975	11,182
Manxin Hotels & Resorts	7	46	825	4,133
Madison Hotel	4	9	347	883
Mercure Hotel	5	68	530	12,502
Novotel Hotel	0	9	0	2,928
Grand Madison Hotel	3	4	569	772
Joya Hotel	0	6	0	1,250
Blossom Hill Hotels & Resorts	(4)	17	(79)	648
Grand Mercure Hotel	(2)	6	(460)	1,296
Total	467	5,618	32,462	536,876

Same-hotel operational data by segment
	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended		yoy	For the quarter ended		yoy	For the quarter ended		yoy
	December 31,		December 31,		change	December 31,		change	December 31,		change
	2018	2019	2018	2019		2018	2019		2018	2019	(p.p.)
Economy hotels	2,467	2,467	165	155	-6.2%	183	179	-2.4%	90.0%	86.5%	-3.5
Leased and owned hotels	409	409	180	172	-4.4%	200	198	-0.7%	90.2%	86.9%	-3.3
Manachised and franchised hotels	2,058	2,058	161	151	-6.7%	179	174	-2.9%	90.0%	86.4%	-3.6
Midscale and upscale hotels	950	950	266	253	-4.7%	324	309	-4.4%	82.0%	81.8%	-0.2
Leased and owned hotels	199	199	330	309	-6.3%	389	366	-5.9%	84.8%	84.4%	-0.3
Manachised and franchised hotels	751	751	243	233	-4.1%	300	289	-3.8%	81.1%	80.9%	-0.2
Total	3,417	3,417	199	188	-5.4%	228	222	-2.7%	87.3%	84.9%	-2.4

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the year ended		yoy	For the year ended		yoy	For the year ended		yoy
	December 31,		December 31,		change	December 31,		change	December 31,		change
	2018	2019	2018	2019		2018	2019		2018	2019	(p.p.)
Economy hotels	2,467	2,467	170	164	-3.0%	184	184	0.3%	92.2%	89.1%	-3.1
Leased and owned hotels	409	409	183	182	-0.4%	198	202	1.7%	92.0%	90.0%	-2.0
Manachised and franchised hotels	2,058	2,058	166	160	-3.8%	180	180	-0.2%	92.2%	88.9%	-3.3
Midscale and upscale hotels	950	950	269	261	-3.2%	323	317	-1.8%	83.4%	82.2%	-1.2
Leased and owned hotels	199	199	332	317	-4.6%	385	374	-3.0%	86.3%	84.9%	-1.4
Manachised and franchised hotels	751	751	245	239	-2.5%	298	294	-1.2%	82.3%	81.2%	-1.1
Total	3,417	3,417	201	194	-3.1%	224	224	-0.3%	89.5%	87.0%	-2.5

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor. As of December 31, 2019, Huazhu operated 5,618 hotels with 536,876 rooms in operation. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Orange Hotel Select, Crystal Orange Hotel, Manxin Hotels & Resorts, Joya Hotel, and Blossom Hill Hotels & Resorts. Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region. Huazhu completed the acquisition of Deutsche Hospitality on January 2, 2020, further expanding our brands portfolio to include Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz Hotel, Intercity Hotel and Zleep Hotel.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of December 31, 2019, Huazhu operates 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging in China; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Huazhu Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com